082-00137

POWER
CORPORATION
OF CANADA

751 VICTORIA [redacted] H2Y 2J3 TELEPHONE (514) 286-7400 TELECOPIER (514) 286-7424

NEWS RELEASE

FOR IMMEDIATE RELEASE

CITIC PACIFIC LIMITED PRESS RELEASE

Montréal, Québec, November 12, 2008 – Power Corporation of Canada has been informed by CITIC Pacific Limited (CITIC Pacific), that CITIC Pacific, a Hong-Kong Stock Exchange listed company in which Power Corporation has a minority interest, has today issued the attached press release.

Power Corporation holds, as of today's date, 157,222,000 common shares of CITIC Pacific, representing 7.17% of CITIC Pacific's outstanding common shares.

Power Corporation has been informed that application has been made by CITIC Pacific for the resumption of trading in the shares of CITIC Pacific with effect from 9:30 a.m. (Hong Kong time) on November 13, 2008.

Additional information is available at www.citicpacific.com.

Power Corporation is a diversified international management and holding company with interests in the financial services industry in North America and Europe. Through affiliates, Power Corporation holds diversified industrial interests in Europe and China.

Dlw 12/26

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Forward-looking Statements

Certain statements in this press release, other than statements of historical fact, are forward-looking statements based on certain assumptions and reflect the Corporation's and its subsidiaries' current expectations. Forward-looking statements are provided for the purposes of assisting the reader in understanding the Corporation's financial position and results of operations as at and for the periods ended on certain dates and to present information about management's current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. These statements may include, without limitation, statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the Corporation and its subsidiaries, as well as, the outlook for North American and international economies, for the current fiscal year and subsequent periods. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "plans", "believes", "estimates", "intends", "seeks", "targets", "projects", "forecasts" or negative versions thereof and other similar expressions, or future or conditional verbs such as "may", "will", "should", "would" and "could".

This information is based upon certain material factors or assumptions that were applied in drawing a conclusion or making a forecast or projection as reflected in the forward-looking statements, including the perception of historical trends, current conditions and expected future developments, as well as other factors that are believed to be appropriate in the circumstances.

By its nature, this information is subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, the assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. A variety of material factors, many of which are beyond the Corporation's and its subsidiaries' control, affect the operations, performance and results of the Corporation and its subsidiaries, and their businesses, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. These factors include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, management of market liquidity and funding risks, changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates) the effect of applying future accounting changes (including adoption of International Financial Reporting Standards), business competition, operational and reputational risks, technological change, changes in government regulation and legislation, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, the Corporation's and its subsidiaries' ability to complete strategic transactions, integrate acquisitions and implement other growth strategies, and the Corporation's and its subsidiaries' success in anticipating and managing the foregoing factors.

The reader is cautioned that the foregoing list of factors is not exhaustive of the factors that may affect any of the Corporation's and its subsidiaries' forward-looking statements. The reader is also cautioned to consider these and other factors, uncertainties and potential events carefully and not to put undue reliance on forward-looking statements.

Other than as specifically required by law, the Corporation undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results, or otherwise.

Additional information about the risks and uncertainties of the Corporation's business is provided in its disclosure materials, including its most recent Management's Discussion and Analysis and Annual Information Form, filed with the securities regulatory authorities in Canada, available at www.sedar.com.

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For further information, please contact:

Edward Johnson
Senior Vice-President, General Counsel and Secretary
(514) 286-7400

CITIC PACIFIC
中信泰富

News Release

12 November 2008

CITIC PACIFIC SET TO MOVE FORWARD WITH SUPPORT OF CITIC GROUP

- **CITIC Group provides CITIC Pacific with a US$1.5 billion standby loan facility to be substituted by a convertible bond issued to CITIC Group**
- **The bond will be automatically converted into an equity interest at HK$8 per share. CITIC Group will then hold the majority equity interest of 57.6% in CITIC Pacific**
- **CITIC Group will assist CITIC Pacific to reorganize its AUD leveraged foreign exchange contracts**

CITIC Pacific announces that it has reached an agreement that provides critical financial support to meet certain liabilities from the exposure to the leveraged foreign exchange contracts, which were previously disclosed on 20 October 2008.

Under the agreement, CITIC Group will provide a US$1.5bn (approximately HK$11.6bn) standby loan facility, to be replaced by the issuance of a convertible bond of the same value. This bond will convert into shares at a price of HK$8 per share. On conversion of the convertible bond, CITIC Group's shareholding in CITIC Pacific will be around 57.6%.

After the above arrangements, the AUD leveraged foreign exchange contracts within CITIC Pacific will be used for its Australian iron ore business. CITIC Group will take on the rest of the contracts and their corresponding liabilities.

As a result, CITIC Pacific will have a sound financial platform and be able to continue its operations with an appropriate level of debt. Given the turmoil in global equity and credit markets, the Board believes it would currently be very difficult to obtain access to any additional finance from other sources. This outcome is therefore optimal and can be achieved in a reasonable timeframe.

An EGM will be convened to vote on resolutions relating to the proposed transaction. An Independent Board Committee has been formed to advise independent shareholders in relation to these resolutions. This committee will retain its own independent financial adviser to advise independent shareholders accordingly.

CITIC PACIFIC
中信泰富

The Board of CITIC Pacific has also established a new committee, chaired by Mr Chang Zhenming, a non-executive Director and Vice-Chairman and President of CITIC Group, to take the lead on all issues relating to the leveraged foreign exchange contracts. PricewaterhouseCoopers undertook an initial review of CITIC Pacific's treasury systems ahead of the company's announcement on 20 October 2008, and is currently conducting a more detailed review of internal controls.

Mr. Chang Zhenming, Vice Chairman and President of CITIC Group said:
"We believe that the agreement and arrangements with CITIC Pacific will help restore confidence in the company. CITIC Pacific is a strong company with solid assets and a highly experienced management team. CITIC Group is pleased to be able to offer our support and believe in the future of CITIC Pacific. With this financing in place, CITIC Pacific can move forward and continue developing its businesses."

Mr. Larry Yung Chi Kin, Chairman of CITIC Pacific said:
"We welcome the support of CITIC Group, and believe that today's announcement offers a positive outcome. We can now move on and begin to put the recent unfortunate event behind us. We have great confidence in the future of the company and the strong team in place to execute our very clear strategy of focusing on our core businesses of special steel, iron ore mining and property in China."

About CITIC Pacific
CITIC Pacific has unrivalled experience and expertise in operating businesses in China both on the mainland and in Hong Kong. With the rapid development of the Chinese economy, CITIC Pacific is increasingly focusing its business activities on the mainland of china. Our major businesses are special steel manufacturing; iron ore mining which supplies the raw material needed in the making of special steal, and property development in mainland China.

Media enquiries

Brunswick Group Ltd
citicpacific@brunswickgroup.com

Mr. Tim PAYNE	Ms. ZHAO Tong	Ms. Katie BOLTON
Tel: 852-3512 5066	Tel: 852-3512 5088	Tel: 852-3512 5028
Mobile: 852-6104 6266	Mobile: 852-9011 8258	Mobile: 852-6016 6969
tpayne@brunswickgroup.com	tzhao@brunswickgroup.com	bkolton@brunswickgroup.com

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